EXHIBIT 32

CERTIFICATIONS OF
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
OF PORTLAND GENERAL ELECTRIC COMPANY
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

We, Peggy Y. Fowler, Chief Executive Officer and President, and James J. Piro, Executive Vice President, Finance, Chief Financial Officer and Treasurer of Portland General Electric Company (the "Company"), hereby certify that the Company's Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "Report"), fully complies with the requirements of that section.

We further certify that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peggy Y. Fowler	/s/ James J. Piro
Peggy Y. Fowler	James J. Piro
Chief Executive Officer and President	Executive Vice President, Finance,
	Chief Financial Officer and Treasurer

Date: March 15, 2006   Date: March 15, 2006